UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒       Form 40-F ☐

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated February 28, 2022 (Filing Number: 2022-02-019821) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	ICL Considering Expansion of Its 2034 Series G Debentures Offering In Israel

 Item 1

ICL Considering Expansion of Its 2034 Series G Debentures Offering In Israel

ICL Group Ltd (the "Company") announced today that it is considering a potential offering of additional debentures from the Company’s existing Series G Debentures, to the public in Israel only.  The offering will be conducted as a uniform offering through a public tender on the unit price, with each unit comprising NIS 1,000 par value of Series G Debentures, pursuant to a shelf offering report that will be published, to the extent published, pursuant to the Company’s shelf prospectus dated February 28, 2022 (as extended).

The Company plans to conduct a tender for classified investors tomorrow, May 20, 2025. No minimum price will be set for the tender. Classified investors will be eligible for an early commitment fee of 0.75% of the total consideration according to the minimum price for the units for which they have committed to submit orders in the public tender.

The Company intends to use the net proceeds from the offering, if executed, for general corporate purposes, which may include (among other things) partial repayment of the Sustainability-Linked Revolving Credit Facility Agreement, dated April 20, 2023, by and among certain financial institutions, ICL Finance B.V., and the Company, and its ongoing operations.

There is no assurance that such an offering will be executed, nor its timing, terms or amount (including the execution of the tender for classified investors and its terms). The execution, timing, terms and amount of such an offering of Series G Debentures to the public in Israel, insofar as it will take place, will be subject to the approval of the Company’s Board of Directors, the publication of a shelf offering report, which will include the amount of the offering and its terms, and the prior approval of the Tel Aviv Stock Exchange (TASE) for the shelf offering report.

For additional details regarding the Company’s debentures and liquidity, see the Company’s annual report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (SEC) and the TASE on March 13, 2025, under “Item 5B. Liquidity and Capital Resources”, as well as the Company's report for the three months ended March 31, 2025, furnished by the Company to the SEC on its Report on Form 6-K on May 19, 2025.

The potential offering described in this announcement will be made, if made, only in Israel and only to residents of Israel.  The securities will not be registered under the U.S. Securities Act of 1933, as amended, and will not be offered or sold in the United States.  This announcement shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

***

Forward-Looking Statements

This announcement contains statements that constitute “forward-looking statements”, many of which can be identified by the use of forward-looking words such as “anticipate”, “believe”, “could”, “expect”, “should”, “plan”, “intend”, “estimate” and “potential”, among others.

Forward-looking statements appear in a number of places in this announcement and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, our potential to undertake a debenture offering in Israel and other risk factors discussed under “Item 3 - Key Information— D. Risk Factors" in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (SEC) on March 3, 2025, as updated in the Company’s report for the three months ended March 31, 2025, furnished by the Company to the SEC in its Report on Form 6-K on May 19, 2025.

Forward-looking statements refer only to the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Chief Compliance Officer & Corporate Secretary

Date: May 19, 2025